CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference into the Prospectus and Statement of Additional Information in the accompanying Post-Effective Amendment to the Registration Statement on Form N-1A of The Chesapeake Growth Fund and The Chesapeake Core Growth Fund, each a series of shares of beneficial interest of Gardner Lewis Investment Trust, of our reports dated December 19, 2012 on the financial statements and financial highlights included in the October 31, 2012 Annual Report to the Shareholders of the above referenced Funds.

We further consent to the references to our firm under the heading “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

BBD, LLP

Philadelphia, Pennsylvania
February 27, 2013